UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File No. 000-30087

ADIRA ENERGY LTD.
(Translation of registrant's name into English)

120 Adelaide Street West, Suite 1204 Toronto, ON M5H 1T1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SUBMITTED HEREWITH

Exhibits
99.1	Adira Energy Ltd. MD&A Q3 2011
99.2	Adira Energy Ltd. Unaudited Interim Consolidated Financial Statements September 30, 2011
99.3	Form 52-109FV2 Certification of Interim Filings Q3 2011 - CEO
99.4	Form 52-109FV2 Certification of Interim Filings Q3 2011 - CFO
99.5	News Release "Adira Files Amended Form 20-F", dated November 24, 2011
99.6	News Release "Adira Energy Announces Engagement of Israeli Offering Agent; Private Placement, and Lead Investor", dated November 28, 2011.
99.7	News Release "Adira Energy Announces The Farm-Out of Part of its Yitzhak License Offshore Israel to AGR Group Ellomay Oil and Gas 2011 LP", dated December 5, 2011
99.8	News Release "Adira Energy Clarifies its Position Regarding its Option to Acquire a Working Interest in the "Myra" and "Sara" Petroleum Licenses Offshore Israel", dated December 6, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADIRA ENERGY LTD.

Date: December 6, 2011

/s/ Alan Friedman
Alan Friedman
Exec. V.P. Corp. Dev.